

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2011

<u>Via E-mail</u>
Joseph W. La Barge
Vice President, General Counsel and Secretary
Tengion, Inc.
2900 Potshop Lane, Suite 100
East Norriton, PA 19403

      Re: Tengion, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed August 18, 2011
           File No. 001-34688

Dear Mr. La Barge:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Jeffrey Riedler

                    Jeffrey Riedler
                    Assistant Director